Exhibit 99.1

Silynxcom Announces Successful Delivery of Enhanced Systems with Innovative New Tactical Communication Capability to Elite IDF Special Forces Unit

Successful field validation of Silynxcom’s enhanced tactical communication systems by elite special forces unit marks significant milestone as the Company enhances its offering; initial customer interest in the new feature demonstrates potential market demand, following exceptional positive feedback from operational use

Netanya, Israel, Feb. 24, 2025 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced the successful delivery of advanced tactical communication systems to an elite special forces unit of the Israel Defense Forces (“IDF”). This delivery includes an innovative secure communication capability as part of a paid pilot program, marking a significant advancement in the Company’s tactical communications technology.

The delivered systems, for which the Company has already received payment, showcases Silynxcom’s latest innovation, a new secure communication capability seamlessly integrated into the Company’s proven tactical communication platform. This enhancement enables advanced communication capabilities that are critical for sensitive operational environments. The systems have already been used by the elite special forces unit in the field, generating strong positive feedback based on their operational effectiveness and performance.

“This delivery, which includes our innovative new tactical communication capability as a paid pilot, represents a significant milestone in Silynxcom’s growth trajectory,” said Nir Klein, Chief Executive Officer of Silynxcom. “We believe that the positive feedback from actual field deployment by this elite special forces unit validates the substantial operational value and market potential that this new feature adds to our existing platform.”

The successful operational validation has already generated multiple queries from international military and law enforcement organizations and the Company is actively exploring how to satisfy the new demand for the enhanced system.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: the belief that the delivered technology enables advanced communication capabilities that are critical for sensitive operational environments; that the delivery of these systems represents a significant milestone in the Company’s growth trajectory; the belief that positive feedback for these systems validate the substantial operational value and market potential of the systems; and the prospective exploration of satisfying new demand for the enhanced system. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact

ARX | Capital Market Advisors
North American Equities Desk
ir@silynxcom.com